

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 4, 2016

Via E-Mail
Melissa McElwee, Chief Financial Officer
International Barrier Technology, Inc.
510 4th Street North
Watkins, MN 55389

> **Re: International Barrier Technology, Inc.**
> **Form 10-K and 10-K/A for the year ended June 30, 2015**
> **Filed September 28 and 29, 2015**
> **File No. 0-20412**

Dear Ms. McElwee:

We have reviewed your March 8, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2016 letter.

Form 10-K and 10-K/A for the year ended June 30, 2015

Consolidated Financial Statements

Note 2 Significant Accounting Policies
m) Revenue Recognition, page 30

1.   We note your response to prior comment 4. In reference to the license fee agreement you entered into during the year ended June 30, 2014, please tell us if the related facility was completed and operational when you recognized the $100,000 you received and tell us what if any additional amounts you have recognized under this agreement. Also, based on your reference to multiple element arrangements, please more fully explain to us, and clarify in future filings, if and how you have applied this literature to your license fee agreements.

Note 4 Property, Plant and Equipment, page 33

2.   We note your response to prior comment 5. Please confirm and clarify in future filings that after your capital lease ended you obtained title to the underlying property. Also, based on your response, it appears your disclosed accounting policy related to leasehold improvements may not be accurate. Please advise or revise.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709, or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Office of Manufacturing and
Construction